Ex-99.28(d)(8)

April 30, 2014

First Eagle Funds 1345 Avenue of the Americas New York, NY 10105

Re: Investment Management Fee for First Eagle Absolute Return Fund (the “Fund”)

Dear First Eagle Funds:

This letter relates to the April 30, 2014 Investment Advisory Agreement (the “Agreement”) between the Fund and First Eagle Investment Management, LLC (the “Investment Adviser”), which provides that the Fund will pay the Investment Adviser an investment management fee at the annual rate of 0.90% of the average daily net assets of the Fund. A parallel Investment Advisory Agreement between the Fund's wholly-owned Cayman Islands trading subsidiary sets out the same investment management fee rate.

Notwithstanding the foregoing, we intend by this letter to bind the Adviser to a modification of such agreements to provide instead for an investment management fee at the annual rate of 0.85%.

We will seek your formal ratification of the changed fee rate, but also will consider FEIM to be bound to this rate immediately as of the date of this letter. For the avoidance of doubt, this letter affects only the stated fee rate. No other provision of the agreements is changed hereby.

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ Bridget Macaskill
Name:	Bridget Macaskill
Title:	President and CEO